We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectus are part of a registration statement filed with the SEC. The prospectus supplement and the prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-105550
Subject to Completion, dated July 24, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 16, 2003)

10,800,000 Shares

United Defense Industries, Inc.

Common Stock

This is an offering of 10,800,000 shares of common stock of United Defense Industries, Inc. All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “UDI.” On July 24, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $27.00 per share.

Investing in the shares involves risks. “Risk Factors” begin on page S-9 of this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,620,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2003.

Joint Book-Running Managers

LEHMAN BROTHERS	JPMORGAN

MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.

DEUTSCHE BANK SECURITIES

GOLDMAN, SACHS & CO.

                                    , 2003

TABLES OF CONTENTS

Prospectus

About This Prospectus	i
Where You Can Find More Information	i
Disclosure Regarding Forward-Looking Statements	ii
The Company	1
Use of Proceeds	1
Risk Factors	1
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2
Description of Debt Securities	3
Description of Capital Stock	11
Description of Warrants	14
Selling Stockholders	15
Plan of Distribution	15
Legal Matters	17
Experts	17

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the accompanying prospectus beginning on page 11.

      This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

      In this prospectus supplement, unless the context requires otherwise, “United Defense,” “we,” “us,” “our” or similar terms refers to United Defense Industries, Inc. and its direct and indirect subsidiaries on a consolidated basis.

i

PROSPECTUS SUPPLEMENT SUMMARY

      The following summary highlights certain significant aspects of our business and this offering, but you should carefully read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference,” before making an investment decision. Because this is a summary, it may not contain all the information that is important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus supplement as a result of certain factors, including those set forth under “Risk Factors.”

United Defense

      United Defense is a leader in the design, development and production of combat vehicles, artillery systems, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense, or DoD, and allied militaries throughout the world, and is the leading U.S. provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related government agencies. We are a sole-source prime contractor on several programs comprising critical elements of the U.S. military force structure. We have an installed base of over 100,000 combat vehicles and weapons systems with the DoD and more than 40 foreign militaries. Our 60 years of experience has led to our long-standing customer relationships, proprietary technologies, a diversified product portfolio, disciplined program management and a competitive cost structure. We conduct global operations through our manufacturing facilities in the United States and Sweden, our ship repair facilities in Virginia, California, Hawaii, Florida, and Texas, a manufacturing joint venture in Turkey, and co-production programs with various other governments and foreign contractors.

      For the twelve months ended June 30, 2003, we had revenue of $2,070.8 million, cash flow from operations of $194.0 million and net income of $162.7 million. Approximately 20% of our sales for the twelve months ended June 30, 2003, were to international customers. As of June 30, 2003, we had a fully-funded backlog of $2.2 billion.

      With the acquisition of United States Marine Repair, Inc., or USMR, we are now organized into two separate product and service lines that are each considered separate reportable segments: Defense Systems and Ship Repair and Maintenance. Our Defense Systems program portfolio consists of a mix of weapons system development, production, upgrade, and life cycle support programs. Our Ship Repair and Maintenance business segment consists of ship repair, maintenance, and modernization service programs.

      We are currently the sole-source, prime contractor for a number of critical U.S. military programs, including:

Bradley Fighting Vehicle, the U.S. Army’s primary armored infantry vehicle;

Mk 45 Gun System, a reliable and fully automated 5-inch naval gun system;

Mk 41 Vertical Launch System, missile canisters and, in conjunction with Lockheed Martin Corporation, missile launchers for the U.S. Navy’s surface fleet; and

Advanced Gun System, the next generation 155mm naval gun system that is being developed for the U.S. Navy’s DD(X) program.

      We have been selected, together with The Boeing Company and a unit of General Dynamics Corporation, to design and develop a family of manned ground combat vehicles for the Army’s Future Combat Systems, or FCS, program. The Army adopted the FCS program in order to develop and produce its future long-term combat force focused on an integrated network of combat vehicles, sensors and weapons systems.

      We are also the developer of the Non-Line-Of-Sight Cannon, or NLOS-C, which the Army has identified as its next-generation, self-propelled artillery system. The NLOS-C program incorporates technology that we originally developed for the discontinued Crusader program.

Industry Overview/ Market Opportunity

      We derive our revenues predominantly from contracts with the U.S. Department of Defense, allied governments and other prime contractors. As a result, funding for our development and production programs and our repair and maintenance work is generally linked to trends in U.S. and international defense spending. We believe that domestic defense spending will grow over the next several years as a result of an increased focus on national security by the U.S. Government and its allies. We believe the following trends and developments will influence the growth in our industry:

•	the U.S. defense budget submission for fiscal 2004 reflects an increase of approximately 4% over fiscal 2003;

•	defense procurement and development accounts are growing proportionately with overall national security spending and are expected to continue growing in the near future; and

•	greater repair and maintenance requirements due to significant wear and tear on both naval vessels and armored vehicles from the United States’ involvement in extended deployments as well as active military conflicts, such as the recent war in Iraq, as well as the aging of the U.S. Navy Fleet and the relatively low level of new ship building.

Business Strengths

      We believe that the following strengths are critical to our success as a leading sole-source, prime contractor to the U.S. Department of Defense and allied militaries:

      We are a leading developer of key combat vehicles and weapon systems. We are at the forefront of research, development and design technologies necessary for advanced armored combat vehicles, artillery systems, naval guns, missile launchers and precision munitions. These technologies have been instrumental in our selection as the prime sole-source developer, system integrator and producer for critical combat systems of the U.S. military, including the Bradley, the Mk 45 naval gun system and the Advanced Gun System, as well as our selection to develop NLOS-C and, with our teammate, design and develop the manned ground combat vehicles for FCS.

      We are a leader in the private-sector ship repair, maintenance and modernization industry. We are the leader in the private-sector market for U.S. Navy ship repair. We have developed a strong relationship with the U.S. Navy and expertise in repairing numerous classes of vessels, which has resulted in our ability to capture and retain an increasing number of long-term contracts.

      We have an extensive installed base of combat systems. We have a global installed base of over 100,000 combat vehicles and weapon systems with the U.S. military and more than 40 foreign militaries. Through our ongoing research and development efforts, we have created a large number of derivative products and upgrades to these combat systems that we sell to our customers to extend the lifecycle of their equipment.

      We have a balanced portfolio of development and production contracts. In addition to our ongoing production and upgrade programs, we are involved in a number of development programs such as the U.S. Navy’s Advanced Gun System and the FCS program. This program mix helps to provide consistent revenue while positioning us for future growth.

      We are a global defense contractor. We have a strong international presence through our direct foreign sales, joint venture in Turkey and co-production programs. We expanded the scope of our international operations, gained technology and enhanced our engineering capabilities through the acquisition of Bofors Defence, a provider of weapon systems and precision munitions based in Sweden.

      Our senior management team and Board of Directors have extensive experience in the defense industry. On average, our senior management team has been with us for approximately 20 years. Members of our Board of Directors have served in senior positions within the U.S. Government, such as Secretary of Defense, Chairman of the Joint Chiefs of Staff, and Commander-in-Chief of the U.S. Central Command. Moreover, four of our directors are affiliated with our major stockholder, The Carlyle Group, a Washington D.C.-based global private equity firm with extensive experience in finance and acquisitions in the aerospace and defense industries.

Business Strategy

      We intend to increase our revenues, profitability and shareholder value by expanding our role as a leading systems integrator and prime contractor to the U.S. Department of Defense and allied militaries. Our strategy for achieving this objective is:

      Continue to invest in research, development and advanced technologies and design techniques to capture new business. We intend to lead our current development programs into production and to capture key next-generation programs through our systems integration expertise, technology leadership and ongoing commitment to core research.

      Generate revenue from our installed base through upgrades incorporating advanced technologies and by providing aftermarket services. We will capitalize on our advanced technologies and systems integration capabilities to upgrade our installed base of combat systems and provide lifecycle services to enhance their performance and extend their effective service lives.

      Apply advanced technologies across a range of new programs. We intend to apply our existing technologies across a broad range of additional combat systems and develop derivative products to expand our program base.

      Expand our leadership position in the private-sector ship repair, maintenance and modernization industry. We intend to use our expertise and relationship with the U.S. Navy to pursue additional Navy contracts, including the multi-ship, multi-year contracts that we expect the Navy to adopt for the repair and maintenance of Atlantic Fleet surface ships. We also intend to seek additional non-nuclear work on nuclear powered vessels.

      Capitalize on our global presence. We intend to use our long-standing relationships with foreign militaries, our global manufacturing and marketing operations, and our experience with foreign joint ventures and co-production programs to broaden our technology and product base and grow international revenues.

      Selectively pursue acquisitions with complementary products and technologies. We intend to continue participating in the current consolidation of the defense industry by utilizing the business relationships of our senior management team, our Board of Directors and The Carlyle Group to acquire companies with complementary products and technologies, as exemplified by our September 2000 acquisition of Bofors Defence and our July 2002 acquisition of USMR.

      The Carlyle Group, an affiliate of certain of the selling stockholders, formed United Defense Industries, Inc. in October 1997 to facilitate the acquisition of United Defense, L.P., our predecessor entity. After this offering, The Carlyle Group will continue to own a significant portion of our common stock. In July 2002 we acquired USMR from The Carlyle Group.

      We were incorporated in Delaware in August 1997, and our principal executive office is located at 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209. Our telephone number is (703) 312-6100.

Recent Developments

      On July 24, 2003, we reported our operating results for the quarter ended June 30, 2003. The following discussion includes excerpts of the information contained in our earnings release.

      United Defense reported net income of $36.1 million, an increase of $8.8 million, or 32% from the second quarter of 2002. Net income per share on a fully diluted basis was $0.68, an increase of $0.16, or 31% from the second quarter of 2002. Revenues rose 74.0% to $553.5 million from $318.0 million in the same quarter last year.

      Approximately 50% of the increase in revenues is attributable to strong sales in our Defense Systems business, and the remaining 50% is due to the inclusion of $118.0 million of revenues from USMR, which we acquired in July 2002. Sales growth in Defense Systems was driven by Bradley Fighting Vehicle upgrades, the increase in Advanced Gun System development for the U.S. Navy, and increased deliveries of Mk 45 gun kits to Korea and Amphibious Assault Vehicles to Italy. Sales in Defense Systems rose approximately 37% from the second quarter of 2002.

      USMR benefited during the quarter from unexpected contract growth on selected ships and from early resolution by Congress of supplemental funding to the 2003 defense budget for U.S. Navy ship repair.

      In addition, we received an $8.2 million award fee from the U.S. Army for our performance on the Crusader Advanced Artillery System contract.

      New orders of $574.1 million in the second quarter of 2003 resulted in a fully funded backlog of $2.2 billion, the same level at March 31, 2003.

      At June 30, 2003, we had cash and cash equivalents of $187.9 million on our balance sheet and total debt of $590.0 million.

      The following table summarizes our results for the three months ended June 30, 2002 and 2003, respectively.

	Three Months Ended
	June 30,

	2002	2003

	(in thousands, except per share
	data)
Statement of Operations Data:
Revenues	$318,038	$553,453
Costs and expenses	290,020	493,203

Income from operations	28,018	60,250
Earnings related to investments in foreign affiliates	6,309	6,106
Net interest expense and other expenses	5,273	6,230

Income before taxes	29,054	60,126
Provision for income taxes	1,757	24,050

Net income	$27,297	$36,076

Per Share Data:
Earnings per common share — basic	$0.53	$0.70

Earnings per common share — diluted	$0.52	$0.68

Cash Flow Data:
Cash provided by operating activities	$56,848	$48,222
Cash used in investing activities:
Capital spending	5,138	20,361
Cash provided by financing activities	1,505	1,113
Effect of exchange rate changes on cash	4,037	3,122

Increase in Cash and Cash Equivalents	$57,252	$32,096

      In July 2003 we were awarded a $43.7 million contract modification from the U.S. Army’s Tank-automotive and Armaments Command to refurbish self-propelled howitzers for Egypt. This contract is part of a Foreign Military Sales agreement between the U.S. Government and Egypt and will run through November 2005.

      In June 2003 we received a contract initially funded at $64 million from the United States Marine Corps Systems Command to provide material kits and remanufacture hulls for amphibious assault vehicles for Taiwan under a Foreign Military Sales award. The contract has a potential total value of $128 million.

The Offering

Common stock offered by the selling stockholders	10,800,000 shares of common stock.

Common stock to be outstanding after the offering	51,945,221 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

Over-allotment option	The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 1,620,000 shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement.

New York Stock Exchange symbol	UDI.

      The number of shares of common stock to be outstanding after this offering set forth above is based on 51,945,221 shares outstanding as of June 30, 2003. The number of outstanding shares excludes an aggregate 5,245,626 shares of our common stock reserved for issuance under our equity incentive plans, of which 3,390,041 shares were subject to outstanding stock options as of June 30, 2003 at a weighted average exercise price of $16.81 per share.

Summary Consolidated Financial Data

      We derived the summary financial data presented below as of and for each of the three years in the period ended December 31, 2002 from our audited consolidated financial statements incorporated by reference into this prospectus supplement. We derived the summary financial data as of and for the three months ended March 31, 2002 and 2003 from our unaudited consolidated interim financial statements incorporated by reference into this prospectus supplement. In our opinion, the unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their related notes incorporated by reference into this prospectus supplement.

				Three Months Ended
	Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$1,183,886	$1,318,538	$1,725,346	$356,443	$466,523
Costs and expenses:
Cost of sales	943,892	1,059,687	1,388,616	296,594	362,583
Selling, general and administrative expenses	173,694	179,714	142,806	28,117	37,070
Research and development	15,760	23,666	27,673	5,664	1,880

Total expenses	1,133,346	1,263,067	1,559,095	330,375	401,533

Income from operations	50,540	55,471	166,251	26,068	64,990
Other income (expense):
Earnings (loss) related to investments in foreign affiliates	(1,262)	10,156	13,874	904	5,549
Interest income	4,152	5,781	4,218	1,179	914
Interest expense(1)	(28,585)	(56,732)	(35,741)	(6,383)	(7,488)

Total other (expense)(1)	(25,695)	(40,795)	(17,649)	(4,300)	(1,025)
Income before income taxes and extraordinary item(1)	24,845	14,676	148,602	21,768	63,965
Provision for income taxes	6,000	5,900	14,026	2,750	25,586

Net income	$18,845	$8,776	$134,576	$19,018	$38,379

Per Share Data:
Earnings per common share—basic	$0.46	$0.21	$2.62	$0.37	$0.74

Weighted average common shares outstanding	40,584,049	41,264,914	51,348,889	50,997,154	51,730,313
Earnings per common share—diluted	$0.44	$0.20	$2.55	$0.36	$0.73

Weighted average common shares outstanding	42,419,473	43,203,511	52,796,680	52,721,048	52,652,524

(1)	Effective January 1, 2003, we adopted FASB Statement No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” Accordingly, any gain or loss on extinguishment of debt that was previously classified as an extraordinary item in any of the periods presented above that does not meet the criteria in APB 30 for classification as an extraordinary item was reclassified to income before income taxes and extraordinary items.

				Three Months Ended
	Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

	(in thousands)
Other Financial Data:
Funded backlog (at period end)	$1,862,529	$1,857,974	$1,983,125	$2,069,509	$2,209,028
Net cash from operating activities	95,906	90,321	179,299	(11,826)	50,578
Net cash (used in) from investing activities	2,308	(22,375)	(333,856)	(6,481)	(3,401)
Net cash (used in) from financing activities	(79,182)	(88,858)	157,153	(7,647)	479
Capital expenditures	19,721	22,375	22,772	2,346	3,401

	As of December 31,

	2000	2001	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$113,357	$90,535	$106,802
Working capital	(59,332)	(49,903)	(26,932)
Total assets	894,770	928,118	1,453,970
Long-term debt, including current portion	269,577	430,900	590,000
Stockholders’ equity (deficit)	41,901	(166,366)	(29,705)

RISK FACTORS

      Investing in our common stock involves risks. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and in the accompanying prospectus, before buying securities in this offering. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Business and Industry

Our government contracts entail risks.

      We are a sole-source, prime contractor for many different military programs with the DoD. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. The government’s termination of, or failure to fully fund, one or more of the contracts for our programs would have a negative impact on our operating results and financial condition. We also serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

We rely on key contracts with U.S. Government entities for a significant portion of our sales. A substantial reduction in these contracts would materially adversely affect our operating results.

      We derive revenues predominantly from contracts with agencies of, and prime contractors to, the DoD. Approximately 76% of our sales for the six months ended June 30, 2003, were made directly or indirectly to agencies of the U.S. Government, excluding U.S. Foreign Military Sales contracts. Any significant disruption or deterioration in our relationship with the U.S. Government and a corresponding reduction in these contracts would significantly reduce our revenues. Our largest production program is the Bradley Fighting Vehicle. Our Bradley contracts provided 20.9%, or $141.0 million, of our sales for the six months ended June 30, 2003. The termination or reduction in scope of this program or the loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our financial condition and operating results. See, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Army Transformation” in our Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference into this prospectus supplement.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

      In recent years, the trend in combat system design and development appears to be evolving towards the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies who have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating or reducing the role of sole-source providers or prime contractors of component weapon systems. For example, the U.S. Army awarded the prime contractor role in its FCS program to The Boeing Company in the capacity of overall integrator for FCS, instead of awarding separate prime contracts for major FCS elements such as ground vehicles, air vehicles, and network electronics.

The ultimate results of the Future Combat Systems program are uncertain, and the scale of the program may impair funding for other important U.S. Army programs in which we participate.

      See, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Army Transformation” in our Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference into this prospectus supplement for a discussion of the potential impact of the FCS program on our other U.S. Army programs and our overall business prospects.

Government contracts contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion.

      As a company engaged primarily in supplying defense-related equipment and services to the U.S. Government, we are subject to business risks specific to our industry. These risks include the ability of the U.S. Government to unilaterally:

•	suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

•	terminate our existing contracts;

•	reduce the value of our existing contracts;

•	audit and object to our contract-related costs and fees, including allocated indirect costs;

•	control and potentially prohibit the export of our products; and

•	change certain terms and conditions in our contracts.

      The U.S. Government can terminate any of its contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed, prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions.

      As a U.S. Government contractor, we are subject to financial audits and other reviews by the U.S. Government of our costs and performance, accounting and general business practices relating to these contracts. Like most large government contractors, we are audited and reviewed on a continual basis. Based on the results of its audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill and other intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. Government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.

      Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosure of compliance issues to governmental agencies as appropriate. We are currently providing information on compliance matters to various agencies, and we expect to continue to do so in the future. For example, on August 8, 2002 we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia. The subpoena seeks information relating to a contract entered into in 2000 between us and the Italian government for the upgrading of certain amphibious assault vehicles. We believe that the grand jury investigation is directed toward ascertaining whether any violation of the Foreign Corrupt Practices Act occurred in connection with the Italian contract. While we are not aware of any such violation, it is too early for us to determine whether the ultimate outcome of the investigation would have a material adverse impact on our results of operations or financial position.

Government contracts are subject to competitive bidding.

      We obtain many of our U.S. Government contracts through a competitive bidding process that subjects us to risks associated with:

•	the frequent need to bid on programs in advance of the completion of their design, that may result in unforeseen technological difficulties and/or cost overruns;

•	the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us, such as the contract for the U.S. Army’s Interim Armored Vehicle program (now known as the Stryker program); and

•	the design complexity and rapid rate of technological advancement of defense-related products.

      In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government’s changing concepts of national defense and defense systems. For example, in recent years, there has been a trend in military procurement toward increasing the use of wheeled combat vehicles, exemplified in the U.S. Army’s announced procurement of over 2,000 wheeled vehicles in November 2000 for the Stryker program, a competition in which we unsuccessfully offered tracked vehicle candidates. To the extent that future armored vehicle procurements emphasize wheeled designs, we may be at a competitive disadvantage if we are unable to offer a competitive wheeled vehicle design. Moreover, there is no assurance that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in profits.

Our fixed-price and cost-plus contracts may commit us to unfavorable terms.

      We provide our products and services primarily through fixed-price, cost-plus and time and materials contracts. For the six months ended June 30, 2003, fixed-price contracts provided 69% of our revenues, and cost-plus contracts, including time and material contracts, provided 31%.

      In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss.

      In a cost-plus contract, we are allowed to recover our approved costs plus a fee. The total price on a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. U.S. Government regulations require us to notify our customer of any cost overruns or underruns on a cost-plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

      On our time and materials contracts, we recover a specific amount per hour worked, the cost of direct materials and subcontracts, and a mark-up on direct materials and subcontracts. Time and materials contracts may provide for not-to-exceed price ceilings as well as the potential that we must partially absorb cost overruns.

      Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts, as required under U.S. generally accepted accounting principles, there is no assurance that our contract loss provisions will be adequate to cover all actual future losses.

Intense competition could limit our ability to win and retain government contracts.

      The defense and private-sector ship repair industries are highly competitive and we encounter significant domestic and international competition for government contracts from other companies, some of which have substantially greater financial, technical, marketing, manufacturing and distribution resources than we do. Our ability to compete for these contracts depends on:

•	the effectiveness of our research and development programs;

•	our ability to offer better program performance than our competitors at a lower cost to the U.S. Government;

•	the location of our ship repair facilities in relation to U.S. Navy homeports; and

•	the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

      Additionally, our U.S. Government programs must compete with programs managed by other defense contractors for limited funding. Our competitors continually engage in efforts to expand their business relationship with the U.S. Government and are likely to continue these efforts in the future. For example, in the private-sector ship repair industry, as the U.S. Navy moves toward greater use of multi-ship, multi-year contracts, the larger size of the contracts to be awarded may attract additional competitors to our market, including companies that have traditionally focused on shipbuilding rather than repair. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, defense programs compete with non-defense spending of the U.S. Government for funding. Budget decisions made by the U.S. Government are outside of our control and can have long-term consequences for our size and structure.

      In some instances, the U.S. Government directs to a single supplier all work for a particular program, commonly known as a sole-source program. In those instances, other suppliers who might otherwise be able to compete for various components of the program can only do so if the U.S. Government chooses to reopen the program to competition. While we have derived most of our historical revenues from sole-source programs, we derive and expect to derive a portion of our sales through competitive bidding. In addition, although the U.S. Government has historically awarded certain programs to us on a sole-source basis, it may in the future determine to open such programs to a competitive bidding process. There is no assurance that we will continue to be the sole-source contractor on various programs, that we will compete successfully for specific program opportunities or, if we are successful, that awarded contracts will be profitable. The failure or failures to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

We cannot guarantee the success of our strategy to pursue multi-ship, multi-year contracts awarded by the U.S. Navy for work on Atlantic Fleet surface ships.

      We expect the U.S. Navy to increase the use of multi-ship, multi-year contracts for the repair and maintenance of the Atlantic Fleet, and the pursuit of these contracts is an important part of our business strategy. Our ability to win these contracts will depend on a variety of factors, including our cost structure, past performance under these types of contracts on both the East and West Coasts, and our working relationship with teaming partners.

The maintenance and establishment of teaming agreements is important to our business.

      In our Ship Repair and Maintenance segment, we currently engage in teaming agreements that involve either general arrangements with other ship repair companies to allow us access to facilities and employees or specific teaming agreements which allow us to access dry docks or other facilities, or whereby we take subcontracting responsibility for a specific aspect of a larger prime contract. We recently acquired a second dry dock at our Norfolk facility from one of our teaming partners. The acquisition permits the continued use of the dry dock by our teaming partner and also provides that the U.S. Navy may require us to unwind the acquisition if the subsequent dry dock use does not achieve expected efficiencies. We believe that the ability to participate in many of the U.S. Navy’s future contracts will depend on our ability to maintain and enter into successful teaming agreements. We cannot guarantee that our current teaming partners will not terminate existing teaming arrangements or that they will renew these arrangements when they expire.

      In our Defense Systems segment, we also make frequent use of teaming agreements. For example, we entered into a teaming agreement with The Boeing Company and a unit of General Dynamics Corporation regarding our role on the manned ground combat vehicle portion of the FCS program. We cannot assure you that we will continue to be selected as a teaming participant, or that we will be able to identify and successfully work with other companies. Failure to maintain or enter into future teaming agreements may have a material adverse effect on our business and future prospects.

Our operating performance is heavily dependent upon the timing of manufacturing and delivery of products under our U.S. Government contracts.

      Our operating results and cash flow are dependent, to a material extent, upon the timing of manufacturing and delivery of products under our government contracts. For example, under recent Bradley production contracts, we do not recognize sales on a unit until we deliver or “field” such unit. This extends the period of time during which we carry these vehicles as inventory and may result in an uneven distribution of revenue from these contracts between periods.

      As a result, our period-to-period performance may fluctuate significantly, and you should not consider our performance during any particular period as necessarily indicative of longer-term results. See, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” in our Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference into this prospectus supplement.

The operating performance of our Ship Repair and Maintenance business is heavily dependent on the deployment and maintenance schedules of the U.S. Navy, as well as the U.S. Government budgetary cycle.

      The timing and extent of the maintenance and repair of U.S. Navy vessels depends on the maintenance and deployment schedules established by the U.S. Navy for each vessel. While the U.S. Navy tries to evenly distribute repairs throughout the year in a given port, this is not always possible. Therefore, the level of activity in our repair and maintenance facilities and the financial results of our Ship Repair and Maintenance business can vary significantly from period to period. In addition, U.S. defense-related agencies, including the U.S. Navy, have historically allocated the majority of their budgets during their first and second fiscal quarters, which correspond with our fourth and first fiscal quarters. The timing of these allocations has caused and will likely continue to cause fluctuations in our revenues, profitability, and cash flows.

A reduction in the U.S. defense budget could result in a decrease in our revenue.

      The reduction in the U.S. defense budget that began in the early 1990s caused most defense-related government contractors, including our predecessor company, to experience decreased sales, reduced operating margins and, in some cases, net losses. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales and earnings. The loss or significant reduction in government funding for any large program in which we participate could also materially adversely affect our sales and earnings and thus our ability to meet our financial obligations.

If we are not successful in integrating the new and complex technologies to be used in our products, our business could be materially and adversely affected.

      The integration of diverse technologies involved in producing our products is a complex task, which in many instances has not been previously attempted.

      In addition, our ability to integrate the new and complex technologies involved in our products is subject to risks associated with uncertain costs and availability of resources, including:

•	frequent need to bid on programs before their design is completed, which may result in unforeseen engineering difficulties and/or cost overruns;

•	delays in delivery of necessary components or their scarcity; and

•	limitations on the availability of human resources, such as software engineers and information technology professionals.

Our international operations and foreign joint ventures subject us to risks that could materially adversely affect our financial condition and results of operations.

      We participate in an unconsolidated joint venture in Turkey and in co-production programs in several other countries. We recognized earnings from our joint ventures of $11.7 million for the six months ended June 30, 2003. Our export sales, which include U.S. direct foreign sales, U.S. Foreign Military Sales and our revenues from our Bofors Defence subsidiary, totaled $216.6 million for the six months ended June 30, 2003 representing approximately 21% of our total revenues for that period. Our strategy includes expansion of our international operations and export sales. In connection with these international operations and sales we are subject to risks, including the following:

•	devaluations and fluctuations in currency exchange rates;

•	the ability to obtain distributions of cash which require the approval of joint venture partners;

•	changes in, or changes in interpretations of, foreign regulations that may adversely affect our ability to sell certain products or repatriate profits to the United States;

•	imposition of limitations on conversions of foreign currencies into U.S. dollars;

•	imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	hyperinflation or political instability in the countries in which we operate or sell;

•	imposition or increase of investment and other restrictions by foreign governments;

•	the potential imposition of trade or foreign exchange restrictions or increased tariffs;

•	U.S. arms export control regulations and policies that restrict our ability to supply foreign affiliates and customers;

•	local political pressure to shift from majority to minority ownership positions in joint ventures, which could further reduce our ability to influence the conduct, strategy and profitability of these ventures; and

•	changes in the overall diplomatic and security relationships between the United States and various foreign countries, such as the strains that emerged with respect to Turkey in the context of the U.S. conflict with Iraq.

      If we expand our international operations, these and other associated risks are likely to become more significant to us. Although these risks have not had a material adverse effect on our financial condition or results of operations in the past, there is no assurance that these risks will not have a material adverse effect on our financial position and results of operations in the future.

We may not have the ability to make acquisitions, develop strategic alliances, expand or implement new joint ventures, or successfully implement and maintain co-production programs.

      As part of our growth strategy, we intend to expand our current joint ventures and pursue new strategic alliances, selected acquisitions and co-production programs. We consider strategic transactions from time to time and may be evaluating acquisitions, alliances or co-production programs or engaged in negotiations at any time. We compete with other ship repair and defense-related businesses for these opportunities. There is no assurance, therefore, that we will be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

      The integration of any strategic alliances, acquisitions, teaming agreements or co-production programs into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our financial condition and operating results. In addition, we may be required to enter into novation agreements with the U.S. Government in order to succeed to the U.S. Government contracts of any acquired entity. Novation can be a lengthy process that often occurs after the consummation of an acquisition. Accordingly, our failure to obtain any required novation could have a material adverse effect on the value to us of an acquired business.

Significant risks are inherent in the day-to-day operations of our Ship Repair and Maintenance business.

      The day-to-day activities of our Ship Repair and Maintenance business involve the repair, maintenance and modernization of large steel structures, the operation of cranes and other heavy machinery and other operating hazards. As a result, our operations can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and interruption of our business. The structural or mechanical failure of a vessel after it leaves one of our shipyards can result in similar injuries and damages and could result in liabilities to us. We could be named as a defendant in a lawsuit asserting large claims on the occurrence of any of these events. Although we maintain insurance protection in amounts we consider to be adequate, we cannot assure you that this insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which we may be subject. If we are not fully insured against a successful claim, there could be a material adverse effect on our financial condition and result of operations.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

      As of June 30, 2003, we had approximately 6,898 employees and 237 contract workers. Approximately 1,800 of our employees are covered by collective bargaining agreements with various unions. Our agreement with the unions to which our workers in our Ship Repair and Maintenance facility in Norfolk, Virginia belong covers approximately 750 employees and expires in February 2004 and our agreement with the unions to which our workers at our Louisville, Kentucky facility belong covers approximately 160 bargaining unit employees and will be re-negotiated in 2003. The labor agreement to which 86 of our Steel Products Division hourly employees at our facility in Anniston, Alabama belong expires in February 2004 and our labor agreement to which approximately 115 workers at our Fridley, Minnesota facility belong will expire in September 2004. Although we believe that our relationships with these unions are good, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise.

We may not be able to receive or retain the necessary licenses or authorizations required for us to sell our products overseas.

      U.S. Government licenses are required for us to export our products. In the case of certain sales of defense equipment to foreign governments, the U.S. Government’s Executive Branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the Executive Branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States.

Our significant level of debt may adversely affect our financial and operating activity.

      On July 2, 2002, we amended and restated our existing secured credit facility for an additional loan of $300.0 million to acquire United States Marine Repair, Inc. In the future, we may borrow more money, subject to the limitations imposed on us by our senior secured credit facility.

      Our level of indebtedness has important consequences to investors in our common stock. For example, our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of that cash flow for other purposes such as capital expenditures, research and development, and other investments;

•	limit our ability to obtain additional financing for acquisitions, investments, working capital and other expenditures, which may limit our ability to carry out our business strategy;

•	result in higher interest expense if interest rates increase on our floating rate borrowings;

•	heighten our vulnerability to downturns in our business or in the general economy and restrict us from making acquisitions, introducing new technologies and products, or exploiting business opportunities; or

•	subject us to covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends, or that require us to maintain or meet specified financial ratios or tests, with any failure by us to comply with those covenants potentially resulting in an event of default on that debt and a foreclosure on the assets securing that debt, which would have a material adverse effect on our financial position and results of operations.

We depend on key management and personnel and may not be able to retain those employees or recruit additional qualified personnel.

      We believe that our future success will be due, in part, to the continued services of our senior management team. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts. In addition, competition for some qualified employees, such as software engineers or other advanced engineering professionals, has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled workers. Our failure to recruit and retain qualified employees could adversely affect our results of operations, and may impair our ability to obtain future contracts.

Environmental laws and regulations may subject us to significant liabilities.

      Our operations are subject to U.S. federal, state and local environmental laws and regulations, as well as environmental laws and regulations in the various countries in which we operate, relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur substantial costs in the future. Although a significant portion of our ongoing environmental costs are recoverable from other parties or allowable as costs under the terms of many of our contracts, there is no assurance that we will not incur material unrecoverable or unallowable costs in the future. In addition, there is no assurance that environmental costs we expect to be reimbursed by other parties or allowed as charges in U.S. Government contracts will be reimbursed or allowed. A decline in such reimbursement or allowability could have a material adverse effect on our financial condition and results of operations.

      Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several “strict liability” for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of the person being held responsible. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us regardless of whether the contamination is attributable to other potentially responsible parties. For decades, some of our facilities have been used for manufacturing operations while other facilities have been used for ship repair and related activities. The nature of such operations involves the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in or from our facilities, and in the case of our shipyards, the adjacent waterways as well, and may do so in the future. Accordingly, we may make capital expenditures and incur operating expenses for clean-up, mitigation and other environmental matters arising from the condition of our facilities and the adjacent waterways and from our daily operations.

We may need to raise additional capital on terms unfavorable to our stockholders.

      Based on our current level of operations, we believe that our cash flow from operations, together with amounts we are able to borrow under our senior secured credit facility, will be adequate to meet our anticipated operating, capital expenditure and debt service requirements for the foreseeable future. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the defense industry. It is possible that our business may not generate sufficient cash flow from operations and we may not otherwise have the capital resources to allow us to service our debt and make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be on terms dilutive to our stockholders. We cannot be sure that we would be able to take any of the foregoing actions or that we could do so on terms favorable to us or you.

Acting in a subcontractor role on FCS may reduce our control over and financial results from the program.

      On most of our programs with the Army, we have historically participated in the role of the prime contractor, meaning that we have overall contractual responsibility for the final product or system sold to the DoD, and subcontract to others for various components and services which we incorporate in the final product. For example, we are or have been the prime contractor on the U.S. Army’s Bradley, Crusader, M109/ FAASV, M113, M88 Hercules, and ACE programs. By contrast, on the FCS program we are expected to participate as a subcontractor, at least during the development phases of the program, which are expected to last several years. Historically, we have sought the role of prime contractor on our military programs because of both the heightened visibility and extensive customer interface which prime contractors tend to have. The overall effect of participating in FCS as a subcontractor rather than as a prime contractor is uncertain, but it may lessen our ability to obtain adequate funding for elements of the program in which we participate, and/or to influence the technological direction, nature, scope, and ultimate production and fielding of those elements in which we participate. Any such diminution could reduce our revenues and profits from FCS participation, and/or render us subject to greater competition from other current or potential participants in the program.

Decline in the value of the securities held by our employee retirement plans would adversely affect our retiree benefit expense and funding levels.

      Our employee retirement benefit plans hold a significant amount of equity securities. Declines in the market values of these securities would increase our retiree benefit expense and, as a result, adversely affect our profitability. In addition, a continued decline in such asset values could cause our plans, which in the aggregate were adequately funded as of June 30, 2003, to become underfunded.

Risks Related to this Offering

Our principal stockholder owns a controlling interest in our voting securities and will realize substantial benefits upon its sale of shares in this offering.

      Entities controlled by The Carlyle Group hold substantially all of the voting power of Iron Horse Investors, L.L.C., our largest stockholder. Iron Horse beneficially owns 46.75% of our outstanding shares of common stock. Consequently, Carlyle has the ability to influence the election of our directors, the appointment of new management and the potential outcome of all matters submitted to a vote of our stockholders. In addition, pursuant to certain agreements we have entered into with Carlyle, we have agreed to nominate for election as directors each year four individuals designated by Carlyle. This concentration of ownership and such agreements to nominate directors may delay or deter possible changes in control of our company, which may reduce the market price of our common stock. The interests of Carlyle may conflict with the interests of other holders of our common stock. Carlyle will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of our stock by Carlyle could cause our stock price to decline.

Future sales of our common stock in the public market could lower our stock price.

      In the future, we, or our stockholders, may sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees to purchase shares of our common stock and also pursuant to registration rights agreements with certain of our stockholders, including Carlyle. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of its shares to decline.

      We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without shareholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. All options issued under our stock option plans automatically vest upon a change in control of United Defense. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock , the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of United Defense, and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving United Defense or discourage a potential acquiror from making a tender offer for the common stock of United Defense, which, under certain circumstances, could reduce the market value of our common stock.

The market price for our equity securities may be volatile.

      The market price of our publicly traded equity securities could fluctuate substantially in the future in response to a number of factors, including the following:

•	our quarterly operating results and the operating results of other similarly situated companies in the defense industry;

•	changes in general conditions in the economy, the financial markets or the defense industry;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	increases in labor and other costs; and

•	natural disasters, riots, wars, geopolitical events or other developments affecting us or our competitors.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

MARKET PRICE OF AND DISTRIBUTIONS ON COMMON STOCK

      Our sole class of common equity is our $0.01 par value common stock, which is traded on the New York Stock Exchange, or NYSE, under the symbol “UDI.” Trading in our common stock commenced on the NYSE on December 14, 2001. As of July 14, 2003, there were 51 shareholders of record and approximately 11,004 beneficial shareholders of our common stock.

      The table below shows, for the quarters indicated, the reported high and low trading prices of our common stock on the NYSE.

	Sales Price

	High	Low

2001
Fourth Quarter (beginning December 14, 2001)	$21.94	$18.99
2002
First Quarter	$28.47	$19.60
Second Quarter	$29.85	$19.70
Third Quarter	$24.35	$17.60
Fourth Quarter	$24.35	$18.65
2003
First Quarter	$24.75	$20.06
Second Quarter	$27.12	$21.00
Third Quarter (as of July 23, 2003)	$28.68	$25.70

DIVIDEND POLICY

      Prior to our initial public offering, as part of the recapitalization transaction described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the fiscal year ended December 31, 2002, which is incorporated by reference into this prospectus supplement, we paid two dividends in 2001. The first dividend of $289.7 million at $7.11 per share was paid on August 13, 2001. The second dividend of $92.0 million, or $2.22 per share was paid on November 26, 2001. We did not pay any dividends in 2002 and do not anticipate paying any dividends in the foreseeable future. In addition, our amended and restated senior secured credit agreement of July 2, 2002 includes provisions restricting our ability to pay dividends in the future.

SELLING STOCKHOLDERS

      Approximately 47% of our common stock is owned by The Carlyle Group, which is selling a portion of the shares of our common stock that it beneficially owns. After this offering, Carlyle will hold approximately 27.1% of our common stock. Carlyle has informed us that in connection with its sale of our common stock in this offering, it intends to reduce its representation on our board to a level commensurate with its post sale ownership upon our identification of a qualified independent director or directors, as the case may be, to replace any departing Carlyle directors.

      The table below presents certain information regarding the ownership of our common stock outstanding as of June 30, 2003 (but without giving effect to the underwriters’ exercise of the over-allotment options) by the selling stockholders.

	Shares Owned			Shares Owned
	Prior to the Offering		Shares Being	After the Offering
			Sold in the
Name of Selling Stockholder	Number	Percentage	Offering	Number	Percentage

TCG Holdings, L.L.C.(1)	24,284,393	46.75%	10,459,931	13,824,462	26.61%
Thomas Rabaut(2)	371,250	*	60,000	311,250	*
Stupar Holdings Corporation(3)	225,000	*	85,000	140,000	*
Cammack Holdings(3)	146,282	*	63,008	83,274	*
Orange Crimson Holdings Corporation(3)	146,282	*	63,008	83,274	*
Peter J. Clare(4)	45,000	*	17,000	28,000	*
Allan M. Holt(4)	45,000	*	17,000	28,000	*
Frank C. Carlucci(5)	45,000	*	17,000	28,000	*
Jerome H. Powell(6)	10,971	*	4,726	6,245	*
Adam J. Palmer(7)	9,000	*	3,877	5,123	*
Morris Menken	7,314	*	3,150	4,164	*
Gene Dotson	3,657	*	1,575	2,082	*
John F. Harris(8)	3,657	*	1,575	2,082	*
Miriam Renee Jurgens Dupree(9)	3,657	*	1,575	2,082	*
Sharon & Brian Hall(10)	3,657	*	1,575	2,082	*

(*)	Denotes less than 1% beneficial ownership.

(1)	Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”) and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse Investors, LLC the record owner of these shares. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership. The address of The Carlyle Group is: 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.

(2)	Mr. Rabaut is our President and Chief Executive Officer. The number of shares owned represents 371,250 shares of common stock subject to vested options which are currently exercisable. Mr. Rabaut will exercise 60,000 of such shares to sell in this offering, resulting in a remainder of 311,250 shares of common stock subject to vested options currently exercisable.

(3)	William E. Conway, Jr., David M. Rubenstein, Daniel A. D’Aniello and certain family members own the equity of this entity. Mr. Conway is our Chairman of the Board. Messrs. Conway, Rubenstein and D’Aniello are Managing Directors of our affiliate, The Carlyle Group and the managing members of TCG Holdings, L.L.C. Mr. Conway is President and Managing Director of Iron Horse Investors, L.L.C., or Iron Horse, and Messrs. Rubenstein and D’Aniello are each a Vice President and Managing Director of Iron Horse.

(4)	Messrs. Clare and Holt are each one of our directors and each a Managing Director of our affiliate, The Carlyle Group and a member of TCG Holdings, L.L.C. Mr. Clare is Vice President and Managing Director of Iron Horse and Mr. Holt is also a Managing Director of Iron Horse.

(5)	Mr. Carlucci is one of our directors, Chairman Emeritus of our affiliate, The Carlyle Group and a member of TCG Holdings, L.L.C.

(6)	Mr. Powell is a Managing Director of our affiliate, The Carlyle Group and a Managing Director of Iron Horse and a member of TCG Holdings, L.L.C.

(7)	Mr. Palmer is a Principal of our affiliate, The Carlyle Group.

(8)	Mr. Harris is a Managing Director and the Chief Financial Officer of our affiliate, The Carlyle Group and a member of TCG Holdings, L.L.C.

(9)	Miss Dupree is the daughter of David Dupree who is a member of TCG Holdings, L.L.C.

(10)	Mrs. Hall is the sister of Mr. Conway and Mr. Hall is Mr. Conway’s brother-in-law.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

      The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, persons that have a functional currency other than the U.S. Dollar, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or persons holding our common stock as part of a hedge, straddle, conversion or other risk reduction transaction. Such persons should consult their own tax advisors to determine the U.S. federal tax consequences that may be relevant to them. This discussion does not address the tax treatment of partnerships or persons who hold their interests through partnerships or other pass-through entities. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws.

      When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States, as determined for federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions and Dispositions

Distributions on Common Stock

      In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in common stock, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

      Generally, dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

      A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dispositions of Common Stock

      Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if certain tax treaties apply, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and is attributable to a U.S. permanent establishment maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

      An individual non-U.S. holder described in the first bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States). A non-U.S. holder described in the second bullet point above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

      We do not believe we have been or currently are, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information Reporting

      We must report annually to the IRS and to each non-U.S. holder the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend paid to such holder and the tax withheld with respect to such distribution regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person as defined in the Code;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership, if, at any time during its tax year, one or more of its partners are U.S. persons as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Backup Withholding

      Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of proceeds from a disposition of common stock effected by a non-U.S.holder outside the United States by or through a foreign office or a broker generally will not be subject to backup withholding. Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally not subject to backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

      Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

      The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the common stock, including the tax consequences under U.S. federal, state, local, foreign and other tax laws, including gift and estate tax laws, and the possible effects of changes in federal or other tax laws.

UNDERWRITING

      Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference in this prospectus supplement and accompanying prospectus, each of Lehman Brothers Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. have severally agreed to purchase from the selling stockholders the number of shares of common stock shown opposite its name below. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the shares to which they initially committed to purchase (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Number of
Underwriter	Shares

Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

Total	10,800,000

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock from the selling stockholders depends upon our and the selling stockholders’ satisfaction of the conditions contained in the underwriting agreement, which include:

•	the representations and warranties made by us and the selling stockholders to the underwriters in the underwriting agreement being true;

•	that no material change occurs in the financial markets; and

•	our delivery of customary closing documents to the underwriters.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 1,620,000 shares of our common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, the underwriters will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase the number of additional shares for which the option is exercised.

Commissions and Expenses

      The underwriters have advised us that they will offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $       per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,620,000 shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.

	No	Full
	Exercise	Exercise

Per share	$	$

Total

      We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees, legal and accounting fees and other fees and expenses, excluding underwriting discounts and commissions, will be approximately $1.0 million. We have agreed to pay the expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions applicable to the shares they are selling.

Listing

      Our common stock is listed on the New York Stock Exchange under the symbol “UDI.”

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bidders to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate short covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters create a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-up Agreements

      We, our directors, officers and the selling stockholders have agreed that, without the prior written consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc., we will not, directly or indirectly, offer, sell or dispose of any shares of our common stock or any securities that may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus supplement; provided, however, that certain of our officers will be permitted to: (i) sell shares pursuant to their respective 10b5-1 plans; and (ii) sell no more than 10% of such officer’s holdings (limited to an aggregate of 200,000 shares as a group).

Indemnification

      We and the selling stockholders, subject to certain exceptions, have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

Electronic Distribution

      A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on the underwriters’ or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

      The underwriters, or certain of their affiliates, have provided investment banking and financial advisory services for us and The Carlyle Group or its affiliates, from time to time, for which they have received customary fees and reimbursements of expenses, and they may in the future provide additional services. Affiliates of Lehman Brothers Inc., and Deutsche Bank Securities Inc. are lenders under our credit facility. Lehman Brothers Inc. and Goldman, Sachs & Co. were each a joint book-running manager, and Merrill Lynch, Pierce, Fenner & Smith Incorporated was a co-manager, in connection with the initial public offering of our common stock.

      On July 22, 2003, Lehman Brothers Holdings Inc., the parent company of Lehman Brothers Inc., a joint book-running manager in this offering, announced that it entered into a definitive agreement to acquire Neuberger Berman Inc., an asset management firm. The transaction has not yet been consummated. Based on a Schedule 13G/A, which Neuberger Berman Inc. filed on July 22, 2003, Neuberger Berman Inc. beneficially owns 5.29% of our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

      By purchasing securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that;

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Actions — Ontario Purchasers

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Latham & Watkins LLP, 555 Eleventh Street, N.W. Suite 1000, Washington, D.C. 20004. Weil, Gotshal & Manges LLP, New York, New York, represented the underwriters in this offering.

EXPERTS

      The consolidated financial statements and schedules of United Defense Industries, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus from United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein which, as to the year ended December 31, 2001, is based in part on the reports of Arthur Andersen & Co. and A.A. Aktif Analiz Serbest Muhasebecilik Mali Musavirlik Anonim Sirketi, Member of Andersen Worldwide, independent auditors who have both ceased operations. The financial statements and schedules referred to above are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission, or SEC. Such reports and other information can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. This prospectus supplement and the information that we file later with the SEC may update and supersede the information we incorporated by reference. We incorporate by reference the documents listed below:

(1)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Commission on March 14, 2003;

(2)	Our Proxy Statement for our 2003 Annual Meeting of Stockholders, filed with the Commission on April 25, 2003; and

(3)	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the Commission on May 2, 2003.

      In addition, except as specified below, any filings made by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of the initial registration statement and prior to effectiveness of the registration statement and (2) otherwise prior to the termination of this offering, are hereby deemed to be incorporated by reference.

      Information furnished under Items 9 or 12 of any of our Current Reports on Form 8-K incorporated herein by reference is not incorporated by reference in this prospectus supplement and the registration statement.

      We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209 (telephone (703) 312-6100). The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.

PROSPECTUS

United Defense Industries, Inc.

$500,000,000

Debt Securities, Preferred Stock, Common Stock and

Debt and Equity Warrants

      We may from time to time offer up to $150,000,000 in aggregate initial offering price of:

•	Debt Securities;

•	Shares of Preferred Stock, par value $.01 per share;

•	Shares of Common Stock, par value $.01 per share; and

•	Debt and Equity Warrants.

      Our payment obligations under any series of debt securities may be guaranteed, on a joint and several basis, by one or more of the Co-Registrants.

      Our common stock is traded on the New York Stock Exchange under the symbol “UDI.” On July 14, 2003, the last reported sale price for United Defense’s common stock on the New York Stock Exchange was $28.12 per share. We will apply to list any shares of common stock sold under this prospectus and any prospectus supplement on the New York Stock Exchange. We have not determined whether we will list any other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement to this prospectus will disclose the exchange or market.

      The selling stockholder identified in this prospectus and some of our other stockholders may sell up to $350,000,000 in aggregate initial offering price of our common stock under this prospectus and any prospectus supplement. In the prospectus supplement relating to sales by selling stockholders, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

      When we offer securities, we will provide specific terms of such securities in supplements to this prospectus. The securities offered by this prospectus and any prospectus supplement may be offered directly or to or through underwriters or dealers. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

      You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in the applicable prospectus supplement, as described under “Risk Factors” on page 1.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2003.

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. In addition, the selling stockholder identified in this prospectus and some of our other stockholders may sell up to $350,000,000 in aggregate initial offering price of our common stock under our shelf registration statement. This prospectus provides you with a general description of the securities we or any selling stockholders may offer. Each time we or any selling stockholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading “Where You Can Find More Information.”

      Unless the context requires otherwise, “United Defense,” “we,” “us,” “our,” or similar terms refers to United Defense Industries, Inc., and its direct and indirect subsidiaries on a consolidated basis.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us, our debt securities, preferred stock, common stock and debt and equity warrants. We also file annual, quarterly and current reports, proxy statements and other information with the Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which we refer to collectively as the “Exchange Act.” You may read and copy any document we file with the Commission at the Commission’s public reference room at 450

i

Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission’s web site at http://www.sec. gov.

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus, and information that we file with the Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed or terminated, other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission.

•	United Defense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 14, 2003;

•	United Defense’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003; and

•	United Defense’s Proxy Statement relating to the annual meeting held on May 28, 2003, filed April 25, 2003.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

United Defense Industries, Inc.
1525 Wilson Boulevard, Suite 700
Arlington, Virginia 22209
(703) 312-6100

      You may also obtain copies of these filings, at no cost, by accessing our website at uniteddefense.com; however, the information found on our website is not considered part of this prospectus.

      You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference herein, contains, in addition to historical information, statements by us with respect to our expectations regarding financial results and other aspects of our business that involve risks and uncertainties and may constitute forward-looking statements with the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements reflect our current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog.

      These important factors are discussed in more detail under the heading “Risk Factors” in United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, in this prospectus and in any accompanying prospectus supplements and in other documents the Registrants may file with the Commission and which will be incorporated by reference herein. You may obtain copies of these documents as described under “Where You Can Find More Information” in this prospectus.

      We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under federal securities laws. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of any document we incorporate by reference, the date of such document.

      Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statement.

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THE COMPANY

Overview

      United Defense is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and more than 40 foreign militaries, and is the largest U.S. provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related government agencies. For many of our key DoD programs, we are the sole-source prime contractor and systems integrator. We conduct global operations through our manufacturing facilities in the United States and Sweden, through our ship repair facilities in Virginia, California, Hawaii, Florida and Texas, through a manufacturing joint venture in Turkey, and through co-production programs with various other governments and foreign contractors.

      We are a sole-source contactor and systems integrator on several programs comprising critical elements of the U.S. military force structure. We have an installed base of over 100,000 combat vehicles and 100,000 weapon systems currently in use by the U.S. Department of Defense and allied militaries. Our over 60 years of experience has led to strong customer relationships, proprietary technologies, a diversified product portfolio, disciplined program management and a competitive cost structure. We had revenues of approximately $1.7 billion for the year ended December 31, 2002 and $466.5 million for the three-month period ended March 31, 2003. As of March 31, 2003, we had a funded backlog of approximately $2.2 billion.

      We are incorporated in Delaware, our principal executive offices are located at 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209, and our telephone number is (703) 312-6100.

USE OF PROCEEDS

      Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that we will use any net proceeds from the sale of securities offered by this prospectus and the applicable prospectus supplement for general corporate purposes, including repaying or refinancing debt or other corporate obligations; acquisitions; working capital; capital expenditures; repurchases and redemptions of securities; and/or any other purpose permitted under our senior secured credit facility. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities. We may temporarily invest funds not required immediately for such purposes in short term investment grade securities or apply them to the reduction of short-term indebtedness. We will not receive any of the proceeds from the sale of shares by any selling stockholders.

RISK FACTORS

      An investment in our securities involves risks. In addition to the other information included in, or incorporated by reference into, this prospectus, you should carefully consider the risk factors in any applicable prospectus supplement when determining whether or not to purchase the securities offered under this prospectus and the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

AND
RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

      United Defense’s ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for each of the five fiscal years ending December 31, 1998, 1999, 2000, 2001 and 2002, respectively and the three-month periods ended March 31, 2002 and 2003, respectively are set forth below. The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are identical for all periods because United Defense had no outstanding preferred stock during such periods. The information set forth below should be read in conjunction with the financial information incorporated by reference herein. For purposes of these calculations, “earnings” represents pretax income from continuing operations before undistributed earnings related to investments in foreign affiliates, extraordinary item and fixed charges and “fixed charges” consist of interest expense, amortization of debt financing costs and an amount equivalent to interest included in rental charges. We have estimated that thirty percent (30%) of rental expense is representative of the interest factor.

						For the
						Three Months
						Ended
	For the Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

Ratio of earnings to fixed charges(1)	(2)	1.38	1.85	1.12	4.54	4.46	9.52
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	(2)	1.38	1.85	1.12	4.54	4.46	9.52

(1)	Effective January 1, 2003, we adopted FASB Statement No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” Accordingly, any gain or loss on extinguishment of debt that was previously classified as an extraordinary item in any of the periods presented above that does not meet the criteria in APB 30 for classification as an extraordinary item was reclassified to income (loss) before income taxes and extraordinary items, in connection with the preparation of our financial statements for the three months ending March 31, 2003 and thereafter and is reflected in the earnings used to calculate the ratios shown above.

(2)	Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the year ended December 31, 1998 by approximately $14.5 million.

DESCRIPTION OF DEBT SECURITIES

      This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

      We may offer under this prospectus up to $150,000,000 aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $150,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

      The debt securities will be issued under an indenture between us and a trustee, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

      When we refer to “we,” “our” and “us” in this section, we mean United Defense Industries, Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

General

      The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series including any pricing supplement.

      We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	whether the debt securities rank as senior subordinated debt securities or subordinated debt securities, or any combination thereof;

•	the form and terms of any guarantee of any debt securities;

•	whether, the ratio at which and the terns and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

•	the place or places where principal of, premium, if any, and interest, if any, on the debt securities will be payable or the method of such payment, if by wire transfer, mail or other means;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities);

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to, change in, or deletion from, the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify, supplement or delete any provision of the indenture as it applies to that series; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

      In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officer’s certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

      We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

      If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

      Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

      Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

      You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

      Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

      The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

      Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

      So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

      We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

      We will make payments of principal of, and premium and interest on book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

      We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

      We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

      We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Change of Control

      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.

Covenants

      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than United Defense) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions that may be set forth in the applicable prospectus supplement are met.

Events of Default

      Unless otherwise stated in the applicable prospectus supplement, event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable at maturity, upon redemption or otherwise;

•	default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

      No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

      If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      Unless stated otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

      The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.

      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

      Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

      This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

      Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

      The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

      Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

Guarantees

      Our payment obligations under any series of debt securities may be guaranteed by one or more of the Co-Registrants. The terms of any such guarantee will be set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

      Authorized capital stock of United Defense as of June 30, 2003 consisted of:

•	150,000,000 shares of common stock par value of $.01 per share, of which 51,945,221 shares were issued and outstanding; and

•	50,000,000 shares of preferred stock par value of $.01 per share, none of which were issued or outstanding.

      We have reserved for issuance under our United Defense Stock Option Plan, as amended, 7,375,000 shares of common stock. As of June 30, 2003, 1,855,585 shares of common stock were available for future grants under this plan.

      The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of our capital stock contained in our amended and restated certificate of incorporation and bylaws (see, “Where You Can Find More Information”) and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, our dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of any offering of common stock will be, fully-paid and nonassessable.

Preferred Stock

      We are authorized to issue 50,000,000 shares of preferred stock par value $.01 per share. Our board of directors, in its sole discretion, may designate and issue or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or our amended and restated certificate of incorporation, the board of directors is empowered to determine:

•	the designation of and the number of shares constituting a series of preferred stock;

•	the dividend rate, if any, for the series;

•	the terms and conditions of any voting and conversion rights, if any, for the series;

•	the number of directors, if any, which the series shall be entitled to elect;

•	the amounts payable on the series upon our liquidation, dissolution or winding-up;

•	the redemption prices and terms, if any, applicable to the series; and

•	the preferences and relative rights among the series of preferred stock.

      Such rights, preferences, privileges and limitations of preferred stock could adversely affect the rights of holders of common stock. There are currently no shares of preferred stock outstanding.

      When we offer to sell a particular class or series of preferred securities, we will describe the specific terms and conditions of such class or series in a supplement to this prospectus.

      Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock and to all of our equity securities the terms of which provide that those equity securities are subordinated to the preferred stock;

•	junior to all of our equity securities which the terms of that preferred stock provide will rank senior to it; and

•	on a parity with all of our equity securities other than those referred to in the clauses above.

Certain Provisions of our Bylaws and Delaware General Corporation Law

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

      Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

      Blank Check Preferred Stock. Our board of directors may authorize the issuance of up to 50,000,000 shares of preferred stock in one or more classes or series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each such class or series. Our board of directors has no present plan or intention to issue any preferred stock; however, our board of directors has the authority, without further stockholder approval, to issue one or more series of preferred stock that could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not intend to seek stockholder approval prior to any issuance of such stock, unless otherwise required by law.

Registration Rights

      We and our principal stockholder, Iron Horse Investors, L.L.C., entered into a registration rights agreement. Pursuant to that agreement, all stockholders who held our common stock prior to our initial public offering are entitled to registration rights. Holders of at least a majority of the shares of common stock held by these stockholders may, by written notice, require us to effect the registration of their shares of common stock from time to time. We are required to pay all registration expenses in connection with the first eight of those registrations. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those stockholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Because Iron Horse Investors, L.L.C., has given us the requisite notice pursuant to the registration rights agreement that its shares of common stock be registered for sale from time to time, if Iron Horse decides to sell any of its shares and to use this registration statement for such sale, we will be required to pay any registration expense associated with such sale.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

DESCRIPTION OF WARRANTS

      We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock or common stock. We and a warrant agent will enter a warrant agreement pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrants and the warrant agreement with the Commission at or before the time of the offering of the applicable series of warrants.

      In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby. These include the following, if applicable:

•	the offering price;

•	the number of warrants offered;

•	the securities underlying the warrants;

•	the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will deem the warrants to be automatically exercised;

•	the date on which the warrants will expire;

•	federal income tax consequences;

•	the rights, if any, we have to redeem the warrants;

•	the name of the warrant agent; and

•	the other terms of the warrants.

      Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Except as otherwise set forth in the prospectus supplement, before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of those securities.

      Except as otherwise set forth in the prospectus supplement, the warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, except as otherwise set forth in the prospectus supplement, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Except as otherwise set forth in the prospectus supplement, every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date, may not be altered without the consent of the holder of each warrant.

SELLING STOCKHOLDERS

      Approximately 47% of our common stock is owned by The Carlyle Group. Carlyle may sell pursuant to this prospectus a portion of its shares of our common stock that it beneficially owns.

      The table below presents certain information regarding the beneficial ownership of our common stock outstanding as of June 30, 2003 by Carlyle.

	Shares Owned			Shares Owned
	Prior to the Offering		Shares Being	After the Offering
Sold in the
Name of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

TCG Holdings, L.L.C.(1)	24,284,393	46.75%			%

(1)	Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”) and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse Investors, LLC the record owner of these shares. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership. The address of The Carlyle Group is: 1001 Pennsylvania Avenue, NW, Washington, D.C. 2004.

      In addition, our directors, executive officers, former directors, employees, former employees, certain employee benefit plans or other holders of our common stock may sell shares of our common stock pursuant to this prospectus, which, together with the shares sold by the selling stockholder identified above, have an aggregate initial offering price of $350,000,000. The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling stockholders before the offering;

•	the percentage of the common stock held by each of the selling stockholders after the offering; and

•	the number of shares of our common stock offered by each of the selling stockholders.

PLAN OF DISTRIBUTION

      We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. In addition, any selling stockholders may sell shares of our common stock under this prospectus in any of these ways. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We and any selling stockholders have reserved the right to sell or exchange securities directly to investors on our or their own behalf in those jurisdictions where we are authorized to do so.

      We or any selling stockholders may distribute the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

      We or any selling stockholders may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we or any selling stockholders, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

      We will describe in the applicable prospectus supplement any compensation we or any selling stockholders pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We or any selling stockholders may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

      To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

      Latham & Watkins LLP, Washington, D.C., will issue an opinion about certain legal matters with respect to the securities for us. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

EXPERTS

      The consolidated financial statements and schedule of United Defense Industries, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus from United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein which, as to the year ended December 31, 2001, is based in part on the reports of Arthur Andersen & Co. and A.A. Aktif Analiz Serbest Muhasebecilik Mali Musavirlik Anonim Sirketi, Member of Andersen Worldwide, independent auditors. The financial statements and schedule referred to above are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

10,800,000 Shares

UNITED DEFENSE INDUSTRIES, INC.

Common Stock

PROSPECTUS SUPPLEMENT

                            , 2003

LEHMAN BROTHERS

JPMORGAN

MERRILL LYNCH & CO.

BEAR, STEARNS & CO. INC.

DEUTSCHE BANK SECURITIES
GOLDMAN, SACHS & CO.